EXHIBIT 3
September 18, 2008
Mr. Allan R. Spies
Lead Independent Director
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065
Via Facsimile and Overnight Mail
Dear Allan,
It is abundantly clear from the announcement of the voting results from iPass’s 2008 annual stockholders’ meeting in the Company’s most recent Form 10-Q that a substantial number of iPass’s shareholders believe the Company is heading in the wrong direction. Of the approximately 54.5 million votes cast with respect to directors John D. Beletic and A. Gary Ames, holders of approximately 14.6 million shares, or approximately 27 percent of the outstanding shares, withheld their vote. Moreover, if one disregards the approximately 12.7 million shares held by iPass’s directors and executive officers which were presumably all voted in favor of these directors (including approximately 9.1 million shares held by affiliates of Shamrock Activist Value Fund, L.P. which are required to be voted for these directors pursuant to a standstill agreement between Shamrock and iPass), then approximately 35 percent of iPass’s outstanding shares held by shareholders other than directors, executive officers and Shamrock believe that the board of directors is not properly representing the interests of the shareholders. Furthermore, based on Shamrock’s displeasure with the current board members not designated by them, as disclosed in Shamrock’s various Schedule 13D filings with the SEC, we wonder whether significantly more votes might have been withheld if Shamrock had not been contractually required to vote for Messrs. Beletic and Ames.
We urge the board of directors to listen to the significant number of shareholders who expressed their discontent with the board by withholding their support for two of iPass’s independent directors. We reiterate our belief that the current incumbent management and board has failed to deliver on its promises to bring the Company back to sustained profitability with an adequate return on capital. We believe the only way for shareholders to receive proper value of iPass’s global customer base, global network, and strong market share is to put the Company up for sale immediately.
If the board fails to commence a sale process, Foxhill Capital Partners LLC will have to consider other measured steps to enhance shareholder value for the benefit of all iPass shareholders.
Sincerely,
Foxhill Capital Partners LLC
/s/ Neil Weiner
Neil Weiner
Managing Member

Cc: Kenneth D. Denman
Gary Ames
John D. Beletic
Peter G. Bodine
Peter C. Clapman
Stanley P. Gold
Michael J. McConnell
Arthur C. Patterson
Olof Pripp